Exhibit 99.B

               PURCHASE, DEVELOPMENT, AND DEPLOYMENT AGREEMENT

     THIS PURCHASE, DEVELOPMENT, AND DEPLOYMENT AGREEMENT ("Agreement") is entered as of October, 2000 ("Effective Date") between BIZ Interactive Zone, Inc. ("BIZ."), a Delaware corporation located at 2030 Main Street, 12th Floor, Irvine, CA 92614, and Wave Systems Corporation ("Wave"), a Delaware corporation located at 480 Pleasant Street, Lee, MA 02138.

RECITALS

     WHEREAS, Wave is in the business of the design, development, manufacture, and sale of technologies and services to secure and sell digital content;

     WHEREAS, BIZ desires Wave to develop an Embassy-Enabled Product that adapts the Embassy Chip Technology and other aspects of the Wave System to operate as an embedded, secure, and open platform for trusted access to digital cable set-top box and cable and telecommunications gateway environments;

     WHEREAS, BIZ desires to retain Wave to develop Applets that facilitate content preparation, licensed metering, digital rights management, data security technology and other intellectual or financial electronic transaction management for use in the health care and education markets;

     WHEREAS, BIZ desires to retain Wave to develop SSP Applications that facilitate content preparation, licensed metering, digital rights management, data security technology and other intellectual or financial electronic transaction management for use in the health care and education markets;

     WHEREAS, BIZ currently sells its own brand of products ("SSP Products") and desires to resell SSP Products that contain the Wave Chip Technology, Wave Local Software and Embassy Applets on a value added and branded label basis.

     NOW, THEREFORE, in consideration of the mutual promises contained herein the parties agree as follows:

1.  DEFINITIONS.

     "Agreement" means this agreement.

     "Applets or Embassy Applets" means specialized software executables that perform various functions and are loaded from outside the Embassy-Enabled Product into an Embassy Chip.

     "Applet Certification Authority" means the company authorized by Wave to receive Embassy Applets from developers, certify the ownership and business relationship of such applets and then encrypt and digitally sign such applets using authorized codes.

     "BIZ/Wave Agreement" means the Technology Licensing and Authorization Agreement executed on August 18, 2000 by and between BIZ and Wave and a copy of which is attached hereto as Exhibit A.

     "Confidential Information" means all nonpublic information of either party, in written, oral, graphic, or computer database form concerning technology, marketing plans, implementation strategies, sales and forecast information, financial data, future products, and other sensitive trade secret information, provided that if in written form such information must be marked "Confidential" or if disclosed orally must be identified as Confidential Information at the time of disclosure and confirmed in writing as confidential within 30 days after such oral disclosure. Notwithstanding the foregoing, any oral or written information provided to either receiving party concerning the details and requirements under this Agreement and its described technology shall be considered Confidential Information, regardless of whether such information is marked or confirmed as confidential. Except for information concerning the Embassy Clip Technology, Confidential Information does not include information which: (a) the receiving party can prove it already knew at the time of receipt from the disclosing party; (b) has come into the public domain without breach of confidence by the receiving party; or (c) was received from a third party without restrictions on its use; (d) the receiving party can prove it independently developed without use of or reference to the disclosing party's data or information; or (e) which the disclosing party agrees in writing is free of such restrictions.

     "Content" means software, information, and other data distributed via the Wave System.

     "Embassy Chip Technology" means proprietary integrated circuit designs, consisting of silicon design modules and Embassy Firmware, for an integrated circuit or portion of an integrated circuit which contains circuits and firmware specific to the Wave System and which works in conjunction with a computer or other electronic device such as a cable TV set-top box, and other parts of the Wave System to execute transactions, locally store usage data, and report that usage to the parties. The term, Embassy Chip Technology, shall also apply to any integrated circuit technology utilized by Wave which replaces the current Embassy Chip Technology, regardless of whether such replacement technology is referred to by Wave using the name "Embassy," as long as such replacement technology meets the foregoing description.

     "Embassy Chip" means Wave's proprietary integrated circuit design that contains the Embassy Chip Technology.

     "Embassy-Enabled Product(s)" means the product developed pursuant to
Section 2(a), which contains the Embassy Chip Technology, Embassy Firmware and/or Wave Local Software modified by Wave for BIZ.

     "Embassy Firmware" means the firmware, including an operating system, which is part of the Embassy Chip.

     "Field of Use" means the worldwide educational market consisting of public and private schools and the medical market for patient/doctor record management.

     "Intellectual Property Rights" means all current and future trade secrets, copyrights, patents and other patent rights, trademark rights, service mark rights, mask work rights and any and all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction.

     "Net Wave Revenue" means all revenue collected from the sale, licensing, or rental of Content decrypted and metered via the Wave System and Embassy-Enabled Products distributed by BIZ or its sublicensees, less payments actually made to third parties for the furnishing or delivery of Content, third-party transaction and processing fees (including without limitation credit-card and "electronic cash" transaction fees), shipping and handling charges, excise, sales, use, and turnover taxes, custom duties, charges for credit, collections, and bad debt, and credits for returns, and other customary and normal trade credits.

     "Permission or Permissioned" means the process of authorizing a validly signed Embassy Applet to be loaded into an Embassy-Enabled Chip through the secure interaction between the Applet Certification Authority and the Trust Assurance Network.

     "Project" means the development of the Embassy-Enabled Product pursuant to
Section 2 of this Agreement.

     "Specifications" means the specifications for the development of the Embassy-Enabled Product to be agreed upon by the parties immediately following execution of this Agreement.

     "SSP BIZ/Wave Applications" means the applications Wave develops for and licenses to BIZ upon request by BIZ, provided, however that the parties shall maintain joint ownership of all such SSP Applications.

     "Trust Assurance Network" means the computer servers which administer the core security functions for the Wave System, such as dispensing unique codes or "keys" to initiate or "personalize" each unit of Embassy-Enabled Product, registration of such units, and Embassy Applet Permissioning. The Trust Assurance Network also includes the computer servers which encrypt and sign and certify ownership for Embassy Applets so that they can be distributed to Embassy-Enabled Products.

     "Wave Intellectual Property" means all current and future worldwide patents and other patent rights, copyrights, trademarks, trade secrets, know-how, source code and all other intellectual property rights and the related documentation thereof exclusively owned by Wave, including but not limited to, the Wave System.

     "Wave Local Software" means the object-code version of device drivers, application frameworks, utilities, and other software furnished by Wave to BIZ in object-code from which are loaded on Embassy-Enabled Products to facilitate communication and interoperability between Embassy Chips, the Embassy-Enabled Products on which such software is loaded, and other components of the Wave System.

     "Wave System" means a computer-based system which facilitates the personalization of Embassy-Enabled Products, the creation and certification of Embassy Applets, the Permissioning and distribution of such Applets, the distribution or rental of Content for a fee, the measuring of usage of Content, the billing and collection for such usage, and includes, but is not limited to, Wave's servers, hardware, devices, applications and protocols, Embassy Chip Technology, Embassy Firmware, Applets and SSP BIZ/Wave Applications.

2.  DEVELOPMENT OF THE EMBASSY-ENABLED PRODUCT

     (a) Wave agrees to develop the Embassy-Enabled Product, to be used with an embedded secure and open applet environment for the cable set-top box, other related delivery platforms for set top boxes or home gateways powered and/or controlled by Broadcom Corporation, or vendors of silicon microprocessors, the development of which shall be pursuant to the terms and conditioned set forth in this Agreement. Such development shall be limited to the integration of Embassy Chip Technology into no more than two chipsets, including the software development required to port related drivers and software to support two set top or home gateway operating systems. Wave agrees to develop the Embassy-Enabled Product pursuant to the development schedule in Section 3. Wave and BIZ shall jointly agree upon the selection of chipsets and operating systems that will be integrated.

     (b) Wave agrees to work with BIZ to integrate the technologies necessary to develop the Embassy-Enabled Product. The terms and conditions of integration shall be pursuant to a separate agreement between the parties.

     (c) BIZ agrees to provide all necessary assistance to Wave in order for Wave to complete the Project.

     (d) Wave agrees to develop for and license to BIZ the SSP Applications in Attachment A, which shall utilize the Wave System and Wave services.

     (e) Wave agrees to work with Broadcom, through BIZ, to integrate the EMBASSY technology into selected Broadcom PC chips for peripherals or adapters supported by the Windows operating system. Wave will also make any necessary changes for the EMBASSY Local software and Wave applications to support the new chip implementations of the EMBASSY technology.

3.  SCHEDULE OF DEVELOPMENT.

     (a) The development of the Project shall be pursuant to the schedule set forth in an agreement, which shall be modified by the parties from time to time.

     (b) BIZ and Wave shall each assign a full time project manager who shall be responsible for (i) facilitating the development of the Embassy-Enabled Product under the Agreement and (ii) performing general management functions in representation of their respective company's objectives under this Agreement.

4.  GRANT OF LICENSES.

     (a) Pursuant to the terms and conditions of this Agreement, including the conditions set forth in Section 5, Wave grants BIZ:

          (i) an exclusive, worldwide, license, to distribute the Embassy-Enabled Product, developed in Section 2(a), to Broadcom, Conexant, EDS, Cap Gemini/Ernst & Young and Deloitte & Touche, pursuant to Wave's standard terms and conditions.

          (ii) an exclusive, worldwide, license to distribute and to sublicense the SSP Applications developed by Wave in Section 2d, to Broadcom, Conexant, EDS, Cap Gemini/Ernst & Young and Deloitte & Touche in the Field the Use, pursuant to Wave's standard terms and conditions.

          (iii) a non-exclusive, worldwide, license to distribute and to sublicense the SSP Applications, developed by Wave in Section 2d, outside the Field the Use and pursuant to Wave's standard terms and conditions.

5.  CONDITIONS AND RESTRICTIONS.

      (a) The exclusive license granted in Section 4(a)(i) and 4(a)(ii) shall be terminated in the event:

          (i) BIZ fails to secure a contract with Broadcom to integrate the Embassy Chip Technology in at least one chipset by September 2001, unless Wave has not completed and delivered the applications required to secure the contract with Broadcom, in which event the period of time shall be extended to six months after the delivery of such applications; or

          (ii) BIZ fails to produce a set-top box that includes the Embassy-Enabled Product within eight months after the contract between BIZ and Broadcom is executed.

     (b) BIZ agrees that the Wave System is an open system and that generally available components or services available from Wave may be used by third parties to build competitive solutions to the SSP application's the field of use.

     (c) Wave agrees to provide a reasonable amount of support to BIZ to integrate the Embassy-Enabled Product into authorized third party products.

6.  TRADEMARK RIGHTS.

     BIZ requests and Wave agrees to provide certain markings and identification, which includes the trademark(s) and/or trade name of BIZ and "SSP", on the Embassy-Enabled Products ordered and delivered to BIZ. Such markings and trademarks shall be marked in accordance with the requirements of BIZ provided that any such BIZ trademarks and/or trade names shall, in Wave's reasonable determination, be compatible with Wave's trademarks, trade names and/or copyright notices contained on the Embassy Enabled Products.

7.  FEES

     (a) BIZ agrees to prepay license fees for the distribution of the Embassy-Enabled Product and Applets. These prepaid fees are not refundable and will be paid over a fifteen (15) month period. The total license fee paid will be $8,000,000 US Dollars with $2,000,000 US Dollars paid on every subsequent 90th day anniversary (or next business day) due and payable over a fifteen (15) month period from the date of execution of this Agreement. Wave agrees to supply BIZ with 10 million permissioned Applets and 5 million prepaid licenses for the Embassy Enabled Product.

     (b) BIZ shall pay Wave a development fee of $2,000,000 US Dollars for the development of the SSP Applications within thirty (30) days after the effective date of this Agreement.

     (c) Fees for the Embassy-Enabled Product shall be F.C.A. origin (Seller's shipping dock). All such fees are exclusive of the costs of transportation, insurance, taxes, customs, duties, landing, storage and handling fees, and/or documents or certificates required for exportation or importation, which will be separately itemized and billed to BIZ in accordance with the billing and payment provisions of this Agreement.

     (d) Any payment that is not received by Wave within fifteen (15) days after it is due shall bear interest at a rate equal to one and one half percent (1-1/2%) per month or the highest rate permitted by applicable law, whichever is less, on the unpaid amounts outstanding from the date such amounts became due and owing until paid in full.

8.  DELIVERY SCHEDULE.

     (a) The delivery dates for the Embassy-Enabled Product to BIZ shall be agreed upon within thirty (30) days after the Effective Date of this Agreement, pursuant to a separate written agreement. The delivery schedule shall be agreed upon by each party's Project Manager, and subject to change from time to time upon written notice to the other party.

     (b) Wave agrees to immediately notify BIZ in writing of any anticipated delays in delivery, provided that Wave shall notify BIZ in writing setting forth the reasons for such delay.

9.  COMMODITY CLASSIFICATION.

     Wave shall provide BIZ with a copy of the Commodity Classification for the Embassy-Enabled Product or, if this is not available, Wave shall provide BIZ with the ECCN that was used by Wave for self certification. A copy of the Commodity Classification is required for any product containing security or encryption technology. In addition, Wave shall advise BIZ as to any license exception, if applicable, pursuant to which the Embassy-Enabled Product may be exported.

10.  ACCEPTANCE.

     Prior to acceptance of the Embassy-Enabled Product, BIZ shall test such Embassy-Enabled Product at BIZ's facility to determine conformance with the Specifications which shall be set forth in a future attachment to this Agreement or with the parties' agreed-upon testing and acceptance criteria, BIZ shall notify Wave of such failure and the parties will promptly discuss means to resolve any such failure. Wave shall have up to thirty (30) days (or such longer period as the parties may agree) to deliver to BIZ a conforming Embassy-Enabled Product. If Wave fails to deliver such conforming Embassy-Enabled Product within such thirty (30) day period, absent separate a agreement, BIZ shall have the right, without liability, to either cancel continued development for that Embassy-Enabled Product and any other products, the acceptance of which is impractical in BIZ's reasonable opinion as a result of Wave's failure to meet the Specifications, or require expedited shipping of the conforming Embassy-Enabled Products at Wave's sole cost. After initial acceptance of the Embassy-Enabled Product or a modified Embassy-Enabled Product, further deliveries of such Embassy-Enabled Product shall be deemed accepted upon delivery.

11.  INSPECTION RIGHTS.

     BIZ shall have the right to perform vendor qualifications and/or on-site source inspections at Wave's development or manufacturing facilities. If an inspection or test is made on Wave's premises, Wave shall provide BIZ's inspectors reasonable access to the facilities and reasonable assistance at no additional charge. BIZ must provide Wave a minimum of ten (10) days prior notice of such inspection. Such inspection shall be conducted during normal business hours and in compliance with Wave's safety and security requirements.

12.  REGULATORY AGENCY COMPLIANCE.

     All Embassy-Enabled Products delivered, hereunder shall comply in all material respects with the regulatory agency requirements.

13.  ENGINEERING CHANGE.

     In the event that BIZ determines that the Embassy-Enabled Product requires further technical modifications, BIZ shall provide Wave with written notice detailing the proposed modifications and Wave shall in good faith determine the feasibility of implementing such proposed modifications. If Wave determines that it is feasible to implement the modifications, Wave and BIZ agrees to work together in good faith to implement such modifications to the Embassy-Enabled Product.

14.  ENGINEERING CHANGE ORDERS.

     Wave shall provide reasonable prior written notice to BIZ of any material change, improvement, enhancement or update that affects the form, fit or function to the Embassy-Enabled Product, or to any related product, or any changes to Wave's part number for a Embassy-Enabled Product prior to its implementation. BIZ shall respond in writing to Wave's notice of any material change, improvement, enhancement or upgrade within twenty-one (21) days after receiving such notice. If BIZ does not receive such a response from Wave, the material change, improvement, enhancement or upgrade shall be deemed accepted. Wave may shorten BIZ's response time if the change is intended to improve safety or reliability. At Wave's request, the parties shall work together in good faith to implement any changes, improvements, enhancements, upgrades or other modifications to the Embassy-Enabled Products.

15.  REJECTION OF CHANGE ORDERS.

     BIZ shall not unreasonably withhold acceptance of a proposed change, provided, however, that BIZ may reject a proposed change for good cause. If BIZ rejects a proposed change, the parties will discuss in good faith alternatives to such rejection. Upon rejection of any proposed change, BIZ shall be entitled to terminate in whole or in part, any affected Embassy-Enabled Product remaining undelivered.

16.  UNAUTHORIZED CHANGES.

     If an ECO is implemented without the written approval of BIZ, Wave shall be liable for repair and/or rework of all Embassy-Enabled Products affected, including to, but not limited to, Embassy-Enabled Products in transit, product in Finished Good Inventory, and any Embassy-Enabled Product located with a reseller or at an end user location.

17.  OWNERSHIP OF INTELLECTUAL PROPERTY.

     For any joint conception, invention and development of technology, the parties agree that all Intellectual Property Rights conceived, created, made, or first fixed in a tangible medium of expression during the term of this Agreement shall be as follows: (i) joint Intellectual Property Rights when accomplished by either party's personnel. Wave and BIZ agree that throughout the term of this Agreement they shall cooperate reasonably and in good faith to decide jointly the manner in which their respective interests in Joint Intellectual Property shall be perfected and enforced. Specifically, Wave and BIZ shall jointly decide: (i) the subject matter for which patent applications and applications for copyright registrations will be prepared; (ii) the resources to be utilized in the preparation and prosecution of such applications; (iii) the parties' rights to review and/or approve such applications and other papers prior to filling in, or submission to, the patent, copyright and trademark offices in the United States; (iv) the allocation of expenses incurred in the preparation, prosecution and maintenance of patent applications, patents, and copyright registrations and the like; (v) matters regarding the enforcement, through litigation, licensing or otherwise of the Joint Intellectual Property against third parties; and (vi) the manner in which revenue resulting from enforcement of Joint Intellectual Property will be shared between Wave and BIZ. Should a party choose not to participate in securing or protecting an element of Joint Intellectual Property (by notifying the other party in writing to such effect), the other party may secure or protect its claims to such Joint Intellectual Property and shall be entitled to reap the benefit of its efforts without accounting to the other party, including without limitation retaining the full amount of any settlement, or damage award from a third party.

     INFRINGEMENT BY THIRD PARTIES. If either party learns of any possible infringement or misappropriation of the other party's Intellectual Property Rights related to the Products, it shall immediately give notice thereof to the other party. Each party agrees to cooperate with the infringed party's reasonable efforts to seek legal remedies for such infringements and misappropriations.

     ALTERATION OF THE PRODUCT. All modifications to the Products shall be done jointly by the parties or by prior joint written consent of the pasties. No modifications will be made that would result in a violation of the license restrictions set forth in this Agreement or the BIZ/Wave Agreement.

18.  INDEMNIFICATION.

     (a) Subject to the provisions of Section 18c and 18d, Wave shall defend, indemnify, and hold BIZ and its sublicensees harmless against any claim that
(i) the Embassy Chip Technology or other portions of the Wave System infringe a patent, copyright, or trade secret of a third-party when used in accordance with the terms of this Agreement, (ii) Wave's trademarks or service marks infringe the trademark rights of a third party when used in accordance with the terms of this Agreement, or (iii) the Wave System or any act or omission of Wave or its agents causes damages to a third party. BIZ agrees to look to Wave only, and not to its' Authorized Chip Supplier, for indemnity regarding a problem with the Wave System or the Embassy Chip Technology as embodied in the Embassy-Enabled Products.

     (b) Subject to the provisions of Section 18c and 18d, BIZ shall defend, indemnify, and hold Wave harmless against any claim that (i) BIZ's or its sublicensees' Embassy-Enabled Products infringe a patent, copyright, or trade secret of a third-party, unless such infringement would not have occurred but for the incorporation of the Embassy-Enabled Chip into such Embassy-Enabled Product, (ii) BIZ's trademarks or service marks infringe the trademark rights of a third party when used in accordance with the terms of this Agreement, or (iii) BIZ'S or its sublicensees' Embassy-Enabled Products (other than the Embassy Chip Technology) or any act or any act or omission of BIZ or its agents causes damages to a third party.

     (c) In providing indemnification under Sections 18a or 18b, the indemnifying party shall have the right, at its option, either to obtain for the indemnified party the right to continue using the allegedly infringing technology, substitute other technology with equivalent functional capabilities, or modify the technology so that it is no longer infringing while retaining equivalent functions. If such options are not reasonably available, the indemnified party's exclusive remedy shall be to terminate this Agreement and to cease using the technologies in question.

     (d) As conditions of the indemnified party receiving indemnification under Sections 18(a) or 18(b), the indemnifying party must receive (i) prompt notice of a claim of infringement; (ii) the right to control the defense against such claim and related settlement negotiations; and (iii) reasonable cooperation from the indemnified party.

19.  WARRANTIES.
     (a) Each party represents and warrants to the other that it has full corporate power and authority to enter into this Agreement and perform its terms, and that neither the execution of this Agreement nor the performance of its terms shall constitute or result in a breach or default in any agreement, commitment or understanding to which it is a party and this Agreement is the valid, binding, and enforceable agreement of such party.

     (b) The warranty, if any, offered by Wave to its end-users is the entire warranty made by Wave concerning the Wave System. If BIZ receives complaints from its customers concerning the Wave System, then BIZ's sole remedy shall be to seek indemnity pursuant to Section 18(a). WAVE MAKES NO WARRANTIES, EXPRESS OR IMPLIED, TO BIZ OR BIZ'S SUBLICENSEES CONCERNING THE WAVE LOCAL SOFTWARE, THE EMBASSY CHIP TECHNOLOGY, OR THE WAVE SYSTEM. WAVE SPECIFICALLY DISCLAIMS THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. BIZ shall not enlarge upon or alter the foregoing provision on behalf of Wave with respect to BIZ'S sublicensees.

20.  TERM AND TERMINATION.

     This Agreement shall commence on the date first written above and, shall continue in force until terminated as provided herein. This Agreement can be terminated by either party upon written notice to the other for a material breach of this Agreement by the other party, which is not cured within 30 days after receipt of written notice of such breach. The tern of this Agreement shall be for three years, with an option to extend for a mutually agreed upon period, if the parties so wish.

21.  LIMITATION ON LIABILITY.

     NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INDIRECT, SPECIAL, OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS) RESULTING FROM THE BREACH OR TERMINATION OF THIS AGREEMENT. Except for liability under Sections 18 or 22, the liability of the parties to each other under this Agreement shall not exceed the amount of fees paid to BIZ by Wave hereunder.

22.  CONFIDENTIALITY.

     During the term of this Agreement, each party to this Agreement may disclose certain "Confidential Information" to the other party. Each party shall refrain from using any and all Confidential Information of the other party for any purposes or activities other than those specifically authorized in this Agreement. Except as otherwise specifically permitted herein or pursuant to written permission of the party to this Agreement owning the Confidential Information, neither party shall disclose or facilitate disclosure of Confidential Information of the other party to anyone without the prior written consent of the other party, except to its employees and to consultants who need to know such information for carrying out the activities contemplated by this Agreement and who agree to be bound by the requirements of this Section. Without obtaining the other party's prior written consent, neither party shall copy or duplicate any Confidential Information of the other party by any means or technique except that, unless otherwise expressly restricted herein, both parties are permitted to make those copies which are necessary for their internal company use or which are necessary to carry out the terms of this Agreement. All files, lists, records, documents, charts, specifications, and computer programs which incorporate or refer to all or a portion of the Confidential Information shall remain the sole property of the owner thereof. Such materials shall be promptly returned or destroyed (i) upon the owner's reasonable request, or (ii) upon termination of this Agreement as provided herein, whichever is earlier.

23.  EXPORT LAW COMPLIANCE.

     Neither party will export or reexport, directly or indirectly, the Embassy-Enabled Products or technical data acquired under this Agreement or the "direct product" of software programs or such technical data to any country for which the United States Government or any agency thereof, at the time of export, requires an export license or other governmental approval, without first obtaining such license or approval. The term "direct product" as used herein means the immediate product (including processes and services) produced directly by the use of the technical data or software programs. Both parties will cooperate, to effect compliance with all applicable import and/or export regulations. In addition, the parties agree to comply with all applicable local country import and/or export laws or regulations in the country(ies) of procurement, production and/or end destination of the Embassy-Enabled Product. Both parties understand that the foregoing obligations are legal requirements and agree that they shall survive any term or termination of this Agreement.

24.  ASSIGNMENT.

     Except as specifically permitted herein, neither party shall assign the licenses or its duties or responsibilities under this Agreement without the express written permission of the other party. The foregoing prohibition shall not apply in the case of a sale of all or substantially all of a party's assets or stock, or merger. This Agreement shall be binding upon and inure to the benefit of a party's permitted successors and assigns.

25.  CHOICE OF LAW/DISPUTE RESOLUTION.

     This Agreement shall be governed and interpreted under the laws of the State of California, excepting those portions related to conflicts of laws. Except with matters requiring an injunction, any dispute arising out of or relating to this Agreement, or breach thereof, shall be first submitted to the senior management of each party for resolution. If the dispute cannot be resolved within 30 days after such matter is referred to senior management, then the dispute shall be submitted to binding arbitration in the English language in Santa Clara County, California and in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect. The arbitration shall be conducted by a single arbitrator mutually acceptable to both parties. If the parties cannot agree on a single arbitrator, then the San Francisco office of the AAA shall appoint the arbitrator. In any event, the arbitrator shall have extensive experience with matters concerning computers and integrated circuits. All discovery must be concluded within 60 days after the submission to arbitration. The decision of the arbitrator shall be final and may be entered as judgment in any court of competent jurisdiction. The arbitrator shall determine the allocation of arbitration costs and reasonable attorneys' fees between the parties according to the relative merits of each party's case. EACH PARTY HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY. Notwithstanding the foregoing, this arbitration clause shall not apply to any action for injunctive relief brought by either party for the purpose of protecting or enforcing rights in any intellectual property, whether patent, trademark, trade secret, copyright, or otherwise, or in any Confidential Information. In the event of misuse or infringement, actual or threatened, of any Confidential Information or intellectual property rights, notwithstanding anything else in this Agreement, and in addition to any other relief or remedy available, either party, without first resorting to the 30 day resolution procedure described above, shall be entitled to seek and obtain relief and orders from the courts and other authorities, including an injunction restraining violations of obligations with respect to Confidential Information and intellectual property.

26.  NOTICES.

     Unless otherwise provided, any notice to be given hereunder shall be in writing and shall be effective when received. Such notice shall be sent by first class mail, postage prepaid and marked for delivery by Certified or Registered mail, return receipt requested, or other form of receipted delivery, addressed to receive the notice at the address given for it below. Any changes for such notices may be specified by written notification to the other party made following the requirements in this Section 33.

President                                         CEO
Wave Systems Corp.                                Biz Interactive Zone
480 Pleasant Street                               2030 Main Street, 12th Floor
Lee, Massachusetts 01238                          Irvine, California 92614

27.  HEADINGS.

     The various headings and sections of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement.

28.  WAIVER.

     The waiver by either party of a breach or default in any of the provisions of this Agreement by the other party shall not be construed as a waiver of any succeeding breach of the same or other provisions. Any delay or omission on the part of either party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any breach or default by the other party. Any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by law.

29.  FORCE MAJEURE.

     Neither party shall be liable to the other party for any delay or omission in the performance of any obligation under this Agreement, other than an obligation to pay money, where the delay or omission is due to any condition beyond the reasonable control of the party obliged to perform, including but not limited to, strikes or other labor difficulties, acts of God, electrical power or communications outages, acts of government, war, riots, or embargoes.

30.  SEVERABILITY.

     Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. In the event that any provisions contained in this Agreement are held to be unenforceable, this Agreement shall be construed without such provisions.

31.  RELATIONSHIP OF THE PARTIES.

     The relationship of the parties established by this Agreement is of contracted developer or independent contractors, and nothing in this Agreement shall be construed to give either party the power to direct or control the daily activities of the other party; or constitute the parties as principal and agent, employer and employee, partners, joint venturers, co-owners or otherwise as participants in a joint undertaking. The parties understand that, except as specifically provided for in this Agreement, neither party grants the other party the power or authority to make or give any agreement, statement, representation, warranty, or other commitment on its behalf, or to enter into ally contract or otherwise incur any liability or obligation, express or implied, on its behalf, or to transfer, release, or waive any of its rights, title or interests. Neither this Agreement nor any terms and conditions contained herein shall be construed as granting a franchise as defined by state law or 16 CFR Section 436.2(a).

32.  MODIFICATION OF AGREEMENT.

     This Agreement shall not be modified, amended or in any way altered except by an instrument in writing signed by both parties. Approval or consents hereunder of a party shall also be in writing.

33.  ENTIRE UNDERSTANDING.

     The parties acknowledge that they have read this entire Agreement and that this Agreement and the Exhibits attached hereto, which are incorporated into and made part of this Agreement, constitute the entire understanding between the parties with respect to the subject matter hereto and in the event any terms or conditions of prior Agreements including Exhibits attached hereto, between the parties are in conflict or are contradictory to the terms and conditions stated in this Agreement, the terms and conditions of this Agreement supersede all prior or contemporaneous agreements between the parties whether oral or written relating to the same subject matter.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

WAVE SYSTEMS CORP.                         BIZ INTERACTIVE ZONE

____________________________________       _____________________________________
Authorized Signature                       Authorized Signature

____________________________________       _____________________________________
Printed Name                               Printed Name

____________________________________       _____________________________________
Title                                      Title

Attachment A

Project 1

Work with BIZ's partners to build a solution for schools to have multiple private networks for students and teachers. This network would include secure access to web pages, Encrypted data stored on servers, Document distribution, secure Email attachments. The system can be administered by teachers and or IT dept will not expose keys to any users.

Project 2

Worked with BIZ's and through BIZ, it's partners such as EDS and Cap Gemini/Ernst and Young; to build a embedded secure open platform solution of Embassy Applets for medical information distribution, accountability, and linking to appropriate electronic business transaction functionality that meets or exceeds HIPAA standards or regulations.